KPMG LLP

100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Organigram Holdings Inc.

We consent to the use of our report dated November 22, 2021, on the consolidated financial statements of Organigram Holdings Inc., which comprise the consolidated statement of financial position as at August 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes, and our report dated November 22, 2021, on the effectiveness of internal control over financial reporting as of August 31, 2021, which are incorporated by reference in the prospectus supplement filed dated November 10, 2020 (the "Prospectus Supplement"), together with the Form F-10 (No. 333-234564) to which it relates dated November 22, 2019, as amended.

November 22, 2021

Vaughan, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

KPMG LLP

100 New Park Place, Suite 1400
Vaughan, ON L4K 0J3

Tel 905-265 5900

Fax 905-265 6390
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Organigram Holdings Inc.

We, KPMG LLP, consent to the use of:

  our report dated November 22, 2021 on the consolidated financial statements of Organigram Holdings Inc. (the "Entity") which comprise the consolidated statement of financial position as at August 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended August 31, 2021, and the related notes, and our report dated November 22, 2021 on the effectiveness of the Entity's internal control over financial reporting as of August 31, 2021 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended August 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-257363) on Form F-10 of the Entity.

November 22, 2021

Vaughan, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.